The Company was organized in Wyoming on February 24, 2023. The Company was formed to acquire, operate, and sell digital assets. Digital assets may include online businesses involved in advertising, affiliate marketing, and digital product sales (e.g., e-books), as well as Amazon FBA accounts and micro-SaaS businesses.

The Company will own three separate "portfolios" of digital assets. Each portfolio will be owned by a subsidiary entity—WSC 8022 HC LLC, a Wyoming limited liability company ("Portfolio Company A"), WSC 8023 HC LLC, a Wyoming limited liability company ("Portfolio Company B"), or WSC 8024 HC LLC, a Wyoming limited liability company ("Portfolio Company C"), respectively. Each portfolio company will be managed by separate portfolio managers, vetted and screened by the Company for experience and expertise in the field. The portfolio managers will select digital assets for purchase and manage such assets, while the Manager or its affiliates will assist with certain due diligence related to the purchase or sale of the assets, selection of the portfolio managers, and administration of the Company. The digital assets may be held in special purpose entities owned by their respective portfolio company. The Company will hold 95% of the interests in each portfolio company and the portfolio manager(s) for each portfolio company will collectively own 5% of their portfolio company.

The Company's Class A Units will be associated with the profits from Portfolio Company A; Class B Units associated with the profits from Portfolio Company B, Class C Units associated with the profits from Portfolio Company C, and Class D Units associated with the remaining distributable cash from all three portfolio companies after distributions to Class A, Class B and Class C Unit holders and after payments of fees and distributions to the Manager, portfolio managers and their affiliates. , each associated with a Portfolio Company. Class A, Class B and Class C Units will be offered separately to entities managed by the Manager or its affiliates, which entities will conduct their own offerings.

Organizational Chart



Investors (this Offering)
WSC 8022 LLC (Portfolio Company A Investors)
WSC 8023 LLC (Portfolio Company B Investors)
WSC 8024 LLC (Portfolio Company C Investors)
Wefunder SPV, LLC Series (Class D)
Webstreet R5 HC, LLC
95%
95%
95%
Portfolio Manager A
5%
WSC 8022 HC LLC (Portfolio Company A)
WSC 8023 HC LLC (Portfolio Company B)
5%
Portfolio Manager B
WSC 8024 HC LLC (Portfolio Company C)
5%
Portfolio Manager C
Operating Company
Operating Company
Operating Company
Digital Assets
Digital Assets
Digital Assets